Table of Contents

As filed with the Securities and Exchange Commission on July 22, 2008

Tender Offer Statement Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

U.S. Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13E-4F

Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
of the Securities Exchange Act of 1934

SILVER WHEATON CORP.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

ONTARIO, CANADA
(JURISDICTION OF ISSUER’S INCORPORATION OR ORGANIZATION)

SILVER WHEATON CORP.
(NAME(S) OF PERSON(S) FILING STATEMENT)

COMMON SHARES, NO PAR VALUE PER SHARE
(TITLE OF CLASS OF SECURITIES)

828336107
(CUSIP NUMBER OF CLASS OF SECURITIES (IF APPLICABLE)

SILVER WHEATON CORP.

SUITE 3150, 666 BURRARD STREET

VANCOUVER, BRITISH COLUMBIA

CANADA V6C 2X8

ATTN: GARY BROWN

(604) 684-9648

 (NAME, ADDRESS AND TELEPHONE NUMBER of PERSON(S) AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

Copy to:

Andrew J. Foley

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York

10019-6064, United States

(212) 373-3000

July 16, 2008

(DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITYHOLDERS)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$60,788,460 (1)	US$2,389 (1)

(1)         The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the issuance of up to 3,039,423 common share purchase warrants of the Registrant (the “New Warrants”) which will be issued to holders of the Registrant’s outstanding First Warrants and  Series A Warrants (collectively, the “Warrants”) upon exercise of the Warrants during the Early Exercise Period (as defined in the Registrant’s prospectus filed with the Commission on Form F-10), which may be issued if the Warrant Amendments (as defined in the Registrant’s prospectus) are approved by the requisite votes of the holders of the Common Shares and Warrants of the Registrant (as described in “Warrant Amendments—Shareholder Meeting” and “—Warrantholder Meeting” in the Registrant’s prospectus) and 3,039,423 Common Shares (the “New Warrant Shares”) which may be issued upon exercise of the New Warrants (as described in “Description of Securities Being Distributed” in the Registrant’s prospectus)

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$26,820	Registration No.: 333-151861
Filing Party: Silver Wheaton Corp.
Form/Schedule: F-10	Date Filed: June 24, 2008

Table of Contents

PART I

INFORMATION REQUIRED TO BE SENT TO WARRANTHOLDERS

Item 1.	Home Jurisdiction Documents

	Document 1:	Final Short Form Base Shelf Prospectus*
	Document 2:	Notice of Warrantholder meeting
	Document 3:	Management Information Circular for Meeting of Warrantholders
	Document 4:	Form of Proxy for First Warrants
	Document 5:	Form of Proxy for Series A Warrants

Item 2.	Information Legends

See the cover of the Registrant’s Final Short Form Base Shelf Prospectus.

* To be filed by amendment

Notice of Meeting of the Warrantholders

and

Management Information Circular

of

Silver Wheaton Corp.

AMENDMENT OF THE FOLLOWING WARRANTS:

Warrants (SLW.WT), each exercisable to acquire 0.2 of a Common Share at an Exercise Price of C$0.80 until August 5, 2009 (the “First Warrants”)

- and -

Series “A” Warrants (SLW.WT.A), each exercisable to acquire 0.2 of a Common Share at an Exercise Price of C$1.10 until November 30, 2009 (the “Series A Warrants”)

MEETING OF WARRANTHOLDERS

OF SILVER WHEATON CORP.

TO BE HELD ON AUGUST 7, 2008

AT 10:30 A.M. (VANCOUVER TIME)

DATED:  July 7, 2008

Dear Warrantholder:

You are invited to attend a meeting of the holders of two series of listed common share purchase warrants of Silver Wheaton Corp. to be held at 10:30 a.m. (Vancouver time) on August 7, 2008 at the Company’s head office located at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia.  At this meeting, you will be asked to consider certain amendments to the terms of the common share purchase warrants of Silver Wheaton, which are listed on the Toronto Stock Exchange and are governed by warrant indentures between Silver Wheaton and CIBC Mellon Trust Company, as warrant agent, as further described in the management information circular accompanying this letter.  The amendments to the warrants are being proposed by Silver Wheaton to encourage the early exercise of such warrants for the reasons briefly summarized below and further detailed in the accompanying management information circular.

Silver Wheaton proposes to provide to warrantholders up to 3,039,423 additional common share purchase warrants of Silver Wheaton upon the early exercise of the warrants.  Each new warrant will entitle the holder to purchase one common share of Silver Wheaton at a price of US$20.00 at any time prior to 5:00 p.m. (Vancouver time) on the date which is five years following the expiry of the early exercise period.  The following table sets forth certain details regarding each series of warrants:

Series of Warrants	Expiry Date	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	August 5, 2009	0.2 of a Common Share	C$	0.80	C$	4.00
Series A Warrants	November 30, 2007	0.2 of a Common Share	C$	1.10	C$	5.50

Management of Silver Wheaton has reviewed Silver Wheaton’s capital structure and considered the possibility of the early exercise of the warrants in order to simplify the capital structure of Silver Wheaton and align Silver Wheaton’s capital needs with the proceeds from the exercise of the warrants.  Silver Wheaton believes that the trading pattern of the warrants is currently substantially the same as the trading pattern of the common shares of Silver Wheaton, and that the trading price of the warrants does not include a significant option value component in addition to the intrinsic or the “in-the-money” value of the warrants.  Further, management believes that the market for the warrants is relatively illiquid.

The accompanying management information circular explains the proposed transaction and provides specific information regarding the meeting.  Please review the entire circular, including the schedule thereto, carefully.  The directors of Silver Wheaton have carefully considered the proposed transaction, and have determined that it is in the best interest of Silver Wheaton and is fair to the holders of the two series of listed warrants of Silver Wheaton as well as to the shareholders of Silver Wheaton.  The directors of Silver Wheaton unanimously recommend that you vote FOR the respective resolutions approving the warrant amendments.  In order to pass, the resolution approving the warrant amendment for each series of warrants must be approved by not less than 66 2/3% of the votes cast by warrantholders of such series in person or by proxy at the meeting, other than insiders of Silver Wheaton that hold warrants.

Regardless of the number of warrants that you own, your vote is very important.  Whether or not you plan to attend the meeting, please submit your proxy as soon as possible to ensure that your warrants are represented at the meeting.  Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

Should you have any questions on information contained in the enclosed documents or require information on voting your warrants, please contact Kingsdale Shareholder Services Inc. toll-free at 1-866-879-7644.

Sincerely,

“Peter D. Barnes”
Chief Executive Officer

SILVER WHEATON CORP.

NOTICE OF MEETING OF WARRANTHOLDERS

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of holders of two series of common share purchase warrants (the “Warrants”) of Silver Wheaton Corp. (the “Company”) will be held at the Company’s head office located at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, on Thursday, August 7, 2008 at 10:30 a.m. (Vancouver time), for the following purposes:

(a)                                  To consider and, if deemed appropriate, to pass, with or without variation, an extraordinary resolution of holders of each series of Warrants approving amendments to the indentures governing the terms of each of such series of Warrants (the “Warrant Amendments”), whereby

(i)                                     each common share purchase warrant, exercisable to acquire 0.2 of a common share of the Company at an exercise price of C$0.80 until August 5, 2009 exercised during a 20 business day early exercise period, commencing on the day that the approval of the holders of the First Warrants is obtained at the Meeting, such 20 business day period being extendable in the sole discretion of the Company (the “Early Exercise Period”), will entitle the holder thereof to acquire 0.0148 of a new common share purchase warrant (each whole new common share purchase warrant, a “New Warrant” and, collectively, the “New Warrants”) in addition to the 0.2 of a common share of the Company otherwise issuable upon the exercise of each First Warrant.  Each New Warrant will entitle the holder thereof to purchase one common share of the Company (each a “Warrant Share” and, collectively, the “Warrant Shares”) at a price of US$20.00 at any time prior to 5:00 p.m. (Vancouver time) on the date which is five years following the expiry of the Early Exercise Period, subject to adjustment in certain events;

(ii)                                  each common share purchase warrant, exercisable to acquire 0.2 of a common share of the Company at an exercise price of C$1.10 until November 30, 2009 exercised during the Early Exercise Period, will entitle the holder thereof to acquire 0.0340 of a New Warrant in addition to the 0.2 of a common share of the Company otherwise issuable upon the exercise of each Series A Warrant, in accordance with the terms of the extraordinary resolutions set forth in the accompanying management information circular of the Company dated July 7, 2008 (the “Circular”); and

(b)                                 To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by the Circular and a form of proxy.

Warrantholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on July 7, 2008 as the record date, being the date for the determination of the registered holders of Warrants entitled to notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 10:30 a.m. (Vancouver time) on August 5, 2008 or 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjourned Meeting as the time before which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Company’s warrant agent, CIBC Mellon Trust Company.

DATED at Vancouver, British Columbia this 7th day of July, 2008.

By Order of the Board of Directors

“Peter D. Barnes”
Peter D. Barnes
Chief Executive Officer

NOTICE TO UNITED STATES WARRANTHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).  Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the management information circular attached hereto, including the schedule attached thereto and the documents incorporated by reference therein (collectively, the “Circular”), has been prepared in accordance with disclosure requirements applicable in Canada.  Warrantholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Enforcement by Warrantholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that certain of the officers and directors of the Company are residents of a country other than the United States, that some of the experts named in the Circular are residents of a country other than the United States and that a substantial portion of the assets of the Company and such persons are located outside of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  All forward-looking statements and forward-looking information is based on reasonable assumptions that have been made by the Company as at the date such statements are made.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the successful completion of the warrant amendment transaction, including obtaining all applicable regulatory, shareholder and Warrantholder approvals and receiving the full estimated proceeds of the exercise of the Warrants, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2007 filed on SEDAR and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements and forward-looking information contained or incorporated by reference in this Circular are included for the purpose of providing investors with information to assist them in understanding the proposed warrant amendment transaction as well as the Company’s expected financial and operational performance and may not be appropriate for other purposes.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

All currency amounts in this Circular are expressed in United States dollars, unless otherwise indicated.  References to “C$” are to Canadian dollars.  On July 7, 2008, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.0189.

ii

SILVER WHEATON CORP.

MANAGEMENT INFORMATION CIRCULAR

Unless the context otherwise suggests, references to “Warrants” refer to the First Warrants and the Series A Warrants, details of which are set out below under “Distribution of New Warrants Upon Exercise of Warrants and Amendments to the Terms of the Warrants”.  The holders of the First Warrants and the Series A Warrants are collectively referred to herein as the “Warrantholders” and the common shares of the Company issuable upon exercise of the Warrants are collectively referred to herein as the “Underlying Shares”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the meeting of warrantholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  References in this Circular to the Meeting include any adjournment or adjournments thereof.  Proxies may be solicited by mail, personally or by telephone by officers and directors or other representatives of the Company.  The cost of solicitation will be borne by the Company.  The Company may also reimburse brokers or nominees holding Warrants in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals.  Kingsdale Shareholder Services Inc. has been retained by the Company as proxy solicitation agent in connection with the solicitation of proxies for the Meeting at an agreed cost of C$75,000, plus additional costs relating to out-of-pocket expenses.

The board of directors of the Company (the “Board”) has fixed the close of business on July 7, 2008 as the record date, being the date for the determination of the registered holders of Warrants entitled to receive notice of the Meeting.  Duly completed and executed proxies must be received by CIBC Mellon Trust Company (the “Warrant Agent”) at the address indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on August 5, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of July 7, 2008.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A Warrantholder desiring to appoint some other person, who need not be a Warrantholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Warrant Agent indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on August 5, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A Warrantholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Warrantholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Warrants represented by the proxy submitted by a Warrantholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Warrantholder or by a Warrantholder’s attorney authorized in writing (or, if the Warrantholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON  M5H 3C2, Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Warrants in respect of which they are appointed in accordance with the direction of the Warrantholders appointing them.  In the absence of such direction, such Warrants will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Warrantholders

Only registered Warrantholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most Warrantholder are “non-registered” Warrantholders (“Non-Registered Warrantholders”) because the Warrants they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Warrants. Warrants beneficially owned by a Non-Registered Warrantholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Warrantholder deals with in respect of the Warrants (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Warrantholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Warrantholders unless a Non-Registered Warrantholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Warrantholders.  Generally, Non-Registered Warrantholders who have not waived the right to receive Meeting Materials will either:

(i)                                     be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Warrantholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Warrantholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)                                  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Warrants beneficially owned by the Non-Registered Warrantholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Warrantholder when submitting the proxy.  In this case, the Non-Registered Warrantholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario  M1S 0A1.

In either case, the purpose of these procedures is to permit Non-Registered Warrantholders to direct the voting of the Warrants they beneficially own.  Should a Non-Registered Warrantholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Warrantholder), the Non-Registered Warrantholder should strike out the persons named in the form of proxy and insert the Non-Registered Warrantholder or such other person’s name in the blank space provided.  In either case, Non-Registered Warrantholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Warrantholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of July 7, 2008, the following number of Warrants of each series were issued and outstanding:

Series of Warrants	Number of Warrants

First Warrants	116,464,750
Series A Warrants	38,698,386

Each Warrant entitles the holder thereof to one vote on the extraordinary resolution applicable to such series of Warrants.  The record date for the determination of Warrantholders entitled to receive notice of the Meeting has been fixed at July 7, 2008.  The Company will prepare a list of holders of each series of Warrants as of such record date.  Each holder of Warrants named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting.  All such holders of record of Warrants are entitled either to attend and vote thereat in person the Warrants held by them or, provided a completed and executed proxy shall have been delivered to the Warrant Agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Warrants held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, First Warrants or Series A Warrants carrying more than 10% of the voting rights attached to the First Warrants or the Series A Warrants, respectively, is as follows:

Name	Number of First Warrants	Percentage of Outstanding First Warrants

U.S. Global Investors, Inc. (1)	21,027,770	18.06%

(1)                                  This information is based solely on information provided by U.S. Global Investors, Inc.

Name	Number of Series A Warrants	Percentage of Outstanding Series A Warrants

U.S. Global Investors, Inc. (1)	10,302,300	26.62%

(1)                                  This information is based solely on information provided by U.S. Global Investors, Inc.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed herein, no director or executive officer of the Company who has held such position at any time since January 1, 2007 or any of their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

As of July 7, 2008, two insiders of the Company held an aggregate of 392,500 First Warrants, representing approximately 0.3% of the outstanding First Warrants, and five insiders of the Company held an aggregate of 430,000 Series A Warrants, representing approximately 1.1% of the outstanding Series A Warrants.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Pursuant to an interim services agreement, as amended (the “Services Agreement”) between the Company and Goldcorp Inc. (“Goldcorp”), the Company has agreed to reimburse Goldcorp for services provided by Goldcorp to the Company.  These services included a portion of Goldcorp’s office facilities for the first nine months of 2007 and continue to include certain administrative services provided by Goldcorp personnel.  This services fee is calculated monthly based on actual time and other expenses incurred by Goldcorp on the Company’s behalf.  The Services Agreement is in effect until September 30, 2008 and may be terminated at any time by the Company upon 30 days notice.  During the financial year ended December 31, 2007, the Company paid Goldcorp an aggregate of $193,300 for reimbursement of expenses paid on the Company’s behalf under the Services Agreement.

In May 2007, the Company entered into a nine year lease agreement with Goldcorp for office space.  The Company began making lease payments in December 2007 which totaled $17,500.

In July 2007, the Company completed the purchase of 25% of the life of mine silver production from Goldcorp’s Peñasquito gold project in Mexico for a cash payment of $485 million.

In February 2008, Goldcorp completed the sale of its remaining 108 million Common Shares, for aggregate gross proceeds to Goldcorp of C$1.566 billion.  Goldcorp is no longer a shareholder of the Company.

The Chairman of the Company (Eduardo Luna) was also Executive Vice President of Goldcorp during the period January 1 to September 1, 2007 and two of the directors of the Company (Lawrence I. Bell and Douglas M. Holtby) are also directors of Goldcorp.

DOCUMENTS INCORPORATED BY REFERENCE

The preliminary short form base shelf prospectus (the “Prospectus”) of the Company dated June 23, 2008, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, is specifically incorporated by reference into, and forms an integral part of, this Circular.  A copy of the Prospectus may be obtained on request without charge from the Director, Investor Relations of the Company at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, telephone (604) 639-9504, and is also available electronically at www.sedar.com.

Any statement contained in this Circular or the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein modifies, replaces or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DISTRIBUTION OF NEW WARRANTS UPON EARLY EXERCISE OF WARRANTS AND
AMENDMENTS TO THE TERMS OF THE WARRANTS

The purpose of the Warrant Amendments (as hereinafter defined) is to provide Warrantholders with an opportunity to receive a premium to the “in-the-money” value of their Warrants and the trading price of the Warrants upon the early exercise of their Warrants.

The Company proposes to provide to Warrantholders up to 3,039,423 additional common share purchase warrants of the Company (the “New Warrants”) upon the early exercise of the Warrants.  Each New Warrant will entitle the holder to purchase one common share of the Company (each a “New Warrant Share” and, collectively, the “New Warrant Shares”) at a price of $20.00 at any time prior to 5:00 p.m. (Vancouver time) on the date which is five years following the expiry of the Early Exercise Period (as hereinafter defined), subject to adjustment in certain events.  The following table sets forth certain details regarding each series of Warrants:

Series of Warrants	Expiry Date (1)	Exercise Basis per Warrant	Exercise Price per Warrant		Effective Exercise Price per Share

First Warrants	August 5, 2009	0.2 of a Common Share	C$	0.80	C$	4.00
Series A Warrants	November 30, 2009	0.2 of a Common Share	C$	1.10	C$	5.50

(1)                               The First Warrants expire at 5:00 p.m. (Calgary time) and the Series A Warrants expire at 5:00 p.m. (Toronto time) on the respective expiry dates.

The First Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of June 1, 2005 (the “First Warrant Indenture”) between the Company and the Warrant Agent.  The Series A Warrants are governed by the terms of a common share purchase warrant indenture dated as of November 30, 2004 (the “Series A Warrant Indenture”) between the Company and the Warrant Agent.

Subject to the Company receiving all required approvals, including the requisite approval of the Warrantholders to amend the respective Warrant Indentures that govern the Warrants (the amendments to the Warrant Indentures are collectively referred to herein as the “Warrant Amendments”) and the requisite approval of the shareholders of the Company (the “Shareholders”) to issue the New Warrants, each Warrant will entitle the holder thereof to acquire the number of Underlying Shares otherwise issuable upon the exercise of the respective Warrants and a fraction of a New Warrant as set forth in the table below, in the event that such holder exercises such holder’s Warrants during a specified 20 business day period, commencing on the day that the respective Warrantholder approvals are obtained at the Meeting, such 20 business day period being extendable in the sole discretion of the Company (the “Early Exercise Period”).

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised during Early Exercise Period

First Warrants	0.0148
Series A Warrants	0.0340

The Warrant Amendments will be effected pursuant to the terms of supplemental warrant indentures (the “Supplemental Indentures”) to be entered into between the Company and the Warrant Agent.  Reference is made to the Supplemental Indentures, copies of which will be available for review under Silver Wheaton’s profile at www.sedar.com after the Warrant Amendments have been approved at the Meeting.

Following the expiry of the Early Exercise Period, each unexercised First Warrant will continue to entitle the holder to acquire 0.2 of an Underlying Share at the exercise price of C$0.80 at any time prior to 5:00 p.m. (Calgary time) on August 5, 2009 and each unexercised Series A Warrant will continue to entitle the holder to acquire 0.2 of an Underlying Share at the exercise price of C$1.10 at any time prior to 5:00 p.m. (Toronto time) on November 30, 2009.

BACKGROUND AND REASONS FOR THE WARRANT AMENDMENTS

As of July 7, 2008, 116,464,750 First Warrants and 38,698,386 Series A Warrants were issued and outstanding, of which two insiders of the Company held an aggregate of 392,500 First Warrants, representing approximately 0.3% of the outstanding First Warrants, and five insiders of the Company held an aggregate of 430,000 Series A Warrants, representing approximately 1.1% of the outstanding Series A Warrants.  As of July 7, 2008, 223,857,914 Common Shares were issued and outstanding, of which 278,647, representing approximately 0.1% of the outstanding Common Shares, were held by insiders of the Company.

Management of the Company has reviewed the Company’s capital structure and considered the possibility of the early exercise of the Warrants in order to align the Company’s capital needs with the proceeds from the exercise of the Warrants.  The Company believes that the trading pattern of the Warrants is currently substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants does not include a significant option value component in addition to the intrinsic or the “in-the-money” value of the Warrants.  Further, management believes that the market for the Warrants is relatively illiquid and that it is unlikely that a liquid trading market for the Warrants will develop prior to the expiry of the Warrants.  The following table compares the average trading price and the intrinsic value of each series of Warrants for the five trading days ending on June 20, 2008.

Five Trading Day Premium

(June 16, 2008 to June 20, 2008)

Series of Warrants	Trading Price	Intrinsic Value	Percentage of Premium to Intrinsic Value
	(C$) (1)	(C$) (2)	(%)

First Warrants	2.01	1.99	0.8%
Series A Warrants	1.77	1.69	4.6%

(1)                                  Five day volume weighted average trading price ending on June 20, 2008 of the respective Warrants on the Toronto Stock Exchange (the “TSX”).

(2)                                 Five day volume weighted average trading price ending on June 20, 2008 of the Common Shares on the TSX multiplied by the Exercise Basis less the exercise price per Warrant of the respective Warrants.

On May 14, 2008, Board approved the submission of the Warrant Amendments to Warrantholders and Shareholders for their approval.

The Company believes that the transaction contemplated herein would have the following benefits to the Company, the Warrantholders and the Shareholders:

(a)                                  the early exercise of the Warrants would increase the Company’s financial strength and flexibility;

(b)                                 the early exercise of the Warrants would align the Company’s current capital needs with the proceeds to be realized upon the exercise of the Warrants;

(c)                                  in the event that all of the Warrants are exercised during the Early Exercise Period, the

Company would receive gross proceeds of approximately C$136 million which will be available to fund future growth opportunities;

(d)                                 the early exercise of the Warrants would enable the Company to access significant proceeds at an attractive cost of capital relative to an equity financing such as a public offering or a private placement;

(e)                                  the estimated expenses associated with the Warrant Amendments of C$2 million are significantly less than the estimated expenses and underwriting fees which would be incurred in connection with an equity financing such as a public offering or a private placement;

(f)                                    the issuance of the New Warrants will result in less dilution to the Shareholders than an equity financing such as a public offering or a private placement which would likely be priced at a discount to the trading price of the Common Shares;

(g)                                 the early exercise of the Warrants would increase the Company’s public float, which management believes may increase the trading liquidity of the Common Shares;

(h)                                 management believes the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants as compared to the trading market for the First Warrants and the Series A Warrants; and

(i)                                     the Warrant Amendments would provide the Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments.

FAIRNESS OPINIONS

In connection with the proposed Warrant Amendments, the Company has engaged GMP Securities L.P. (“GMP”) and Genuity Capital Markets (“Genuity” and, together with GMP collectively, the “Financial Advisors”) to act as financial advisors to the Company in connection with the issuance of the New Warrants to Warrantholders.  GMP has provided an opinion (the “Warrantholder Fairness Opinion”) as to the fairness of the issuance of the New Warrants, from a financial point of view, to the Warrantholders, excluding insiders of the Company.  Genuity has provided an opinion (the “Shareholder Fairness Opinion”) as to the fairness of the issuance of the New Warrants, from a financial point of view, to the Shareholders, excluding insiders of the Company.

GMP determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company, if the probable aggregate value of the Underlying Shares issuable upon the exercise of each series of Warrants and the New Warrants to be issued to Warrantholders following the completion of the transactions contemplated by the Warrant Amendments would exceed the probable aggregate value available to the Warrantholders in respect of the Warrants if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”).  GMP did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

Genuity determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Shareholders, excluding insiders of the Company, if the probable aggregate value of the Common Shares to Shareholders as at the date of the Shareholder Fairness Opinion, after the issuance of the New Warrants to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative. Genuity did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

The Warrantholder Fairness Opinion is dated as of June 23, 2008.  Based upon and subject to the assumptions made and the matters considered in the Warrantholder Fairness Opinion, GMP is of the opinion that, as of June 23, 2008, the issuance of the New Warrants is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company.

The Warrantholder Fairness Opinion is based upon a variety of factors and assumptions and must be considered as a whole.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  A copy of the Warrantholder Fairness Opinion is attached as Schedule “A” to this Circular and should be read in its entirety.

In addition to providing the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion, the general services covered by the engagement of the Financial Advisors include providing analysis and advice to the Company in connection with the Warrant Amendments, assisting management with marketing and participating in the preparation and review of documentation in connection with the proposed Warrant Amendments.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The material factors considered by the Board which provided support for the conclusion that the issuance of the New Warrants to Warrantholders is fair to Warrantholders and Shareholders, excluding insiders of the Company, were:

(a)                                  in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Company would issue New Warrants to Warrantholders which, if fully exercised, would represent approximately 1.4% of the outstanding Common Shares;

(b)                                 the Warrant Amendments provide Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments;

(c)                                  the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants as compared to the relatively illiquid trading market for the Warrants;

(d)                                 the Warrantholder Fairness Opinion to the Board provides that the issuance of the New Warrants is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Warrantholders;

(e)                                  the Shareholder Fairness Opinion to the Board provides that the issuance of the New Warrants is fair, from a financial point of view, to the Shareholders, excluding insiders of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Shareholders;

(f)                                    if all of the Warrants are exercised during the Early Exercise Period, the proceeds from such early exercise would provide a cost effective alternative source of funds for the Company;

(g)                                 in order to be effective, the Warrant Amendments for each series of Warrants must be approved by not less than 66 2/3% of the votes cast in respect of such Warrant Amendment by the Disinterested Warrantholders (as hereinafter defined) of such series; and

(h)                                 pursuant to the requirements of the TSX, the issuance of the New Warrants must be approved at a special meeting of Shareholders by a majority of the votes cast thereat by the Disinterested Shareholders (as hereinafter defined).

In light of the number and variety of factors considered by the Board in connection with their evaluation of the issuance of the New Warrants, the Board did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

In order to arrive at its recommendation, the Board obtained the advice of its legal counsel and the Financial Advisors, completed a detailed examination of the terms and conditions of the Warrant Amendments and completed a detailed examination of the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion.  The Board also considered that in order for U.S. Warrantholders to exercise their Warrants and receive Underlying Shares and New Warrants, U.S. Warrantholders will be required to qualify for an applicable exemption from registration under the United States Securities Act of 1933, as amended.

The Board has determined that the issuance of the New Warrants is in the best interests of the Company and is fair to Warrantholders and Shareholders, excluding insiders of the Company.  The Board recommends that Disinterested Warrantholders vote in favour of the Warrant Amendments.

WARRANT AMENDMENTS

First Warrants

First Warrant Indenture

The First Warrants are governed by the terms of the First Warrant Indenture.  The original warrant indenture governing the First Warrants was entered into in connection with a private placement of subscription receipts exchangeable for Common Shares and First Warrants in August 2004.  A supplemental indenture to the original warrant indenture was entered into in connection with the issuance of additional First Warrants to Zinkgruvan Mining AB in December 2004.  The original warrant indenture, as supplemented, was amended and restated in connection with the change in transfer agent in June 2005.

Pursuant to the terms of the First Warrant Indenture, each First Warrant entitles the holder thereof (a “First Warrantholder” and, collectively, the “First Warrantholders”) to purchase 0.2 of an Underlying Share (subject to adjustment in the case of certain events) at a price of C$0.80 at any time prior to 5:00 p.m. (Calgary time) on August 5, 2009, after which time the First Warrants will expire and become null and void.  The First Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on July 5, 2005.

The First Warrant Indenture provides the First Warrantholders with the power, exercisable by “extraordinary resolution” (as defined in the First Warrant Indenture) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of First Warrantholders.  The First Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of First Warrantholders duly convened for the purpose and held in accordance with the provisions of the First Warrant Indenture at which there are First Warrantholders present, in person or by proxy, representing at least 10% of the aggregate number of all of the then outstanding First Warrants and passed by the affirmative votes of the First Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding First Warrants represented at the meeting and voted on the poll upon such resolution.

First Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into a supplemental indenture to the First Warrant Indenture (the “First Supplemental Indenture”) to provide, among other things, that each First Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.0148 of a New Warrant in addition to the 0.2 of an Underlying Share otherwise issuable upon the exercise of each First Warrant.

Series A Warrants

Series A Warrant Indenture

The Series A Warrants are governed by the terms of the Series A Warrant Indenture.  The Series A Warrant Indenture was entered into in connection with a private placement of units comprising Common Shares and Series A Warrants in November 2004.

Pursuant to the terms of the Series A Warrant Indenture, each Series A Warrant entitles the holder thereof (a “Series A Warrantholder” and, collectively, the “Series A Warrantholders”) to purchase 0.2 of an Underlying Share (subject to adjustment in the case of certain events) at a price of C$1.10 at any time prior to 5:00 p.m. (Toronto time) on November 30, 2009, after which time the Series A Warrants will expire and become null and void.  The Series A Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on April 1, 2005.

The Series A Warrant Indenture provides the Series A Warrantholders with the power, exercisable by “extraordinary resolution” (as defined in the Series A Warrant Indenture) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of Series A Warrantholders.  The Series A Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of Series A Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series A Warrant Indenture at which there are Series A Warrantholders present, in person or by proxy, representing at least 10% of the aggregate number of all of the then outstanding Series A Warrants and passed by the affirmative votes of the Series A Warrantholders representing not less than 66 2/3% of the aggregate number of all of the then outstanding Series A Warrants represented at the meeting and voted on the poll upon such resolution.

Series A Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into a supplemental indenture to the Series A Warrant Indenture (the “Series A Supplemental Indenture”, and together with the First Supplemental Indenture, the “Supplemental Indentures”) to provide, among other things, that each Series A Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.0340 of a New Warrant in addition to the 0.2 of an Underlying Share otherwise issuable upon the exercise of each Series A Warrant.

Procedure for the Exercise of Warrants Assuming Approval of Warrant Amendments

Upon the execution of the Supplemental Indentures to implement the Warrant Amendments, the existing certificates representing the Warrants will evidence the right to acquire New Warrants, in addition to the respective Underlying Shares, and any certificate representing the Warrants duly completed, executed and surrendered to CIBC Mellon Trust Company in Toronto, Ontario, in accordance with the procedure set out below, during the Early Exercise Period will entitle the holder thereof to receive the respective number of Underlying Shares and an additional fraction of a New Warrant.  Warrantholders are encouraged to exercise their Warrants as soon as possible following the commencement of the Early Exercise Period and, in any event, prior to 5:00 p.m. (Vancouver time) on the date on which the Early Exercise Period expires in order to take advantage of their right to acquire the New Warrants in addition to the Underlying Shares upon exercise of their Warrants.

The registered Warrantholders may exercise the rights to acquire the Underlying Shares plus the applicable fraction of a New Warrant by surrendering the certificate(s) representing such Warrants to CIBC Mellon Trust Company at any time following the commencement of the Early Exercise Period and prior to 5:00 p.m. (Vancouver time) on the date on which the Early Exercise Period expires by registered mail to CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario  M5L 1G9.  The certificate(s) representing the Warrants must be submitted together with (i) a duly completed and executed subscription, in the form attached to the certificate representing the Warrants or in the form attached to the notice to Warrantholders which will be mailed to Warrantholders following approval of the Warrant Amendments, specifying the number of Warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of “Silver Wheaton Corp.” in an amount equal to the respective exercise price of the Warrants multiplied by the number of Warrants.

Within five business days after the due exercise of a Warrant, the Company will cause the Warrant Agent to mail to the person in whose name the New Warrants are to be issued, at the address specified in the subscription, the certificate(s) representing the New Warrants issued to such person in connection with the exercise of the Warrant.  All certificates representing Warrants surrendered for full exercise will be cancelled by the Warrant Agent and will be of no further force or effect.

A certificate representing Warrants surrendered together with a duly completed and executed subscription and payment of the full exercise price will be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent.  Any use of the mail to transmit certificates representing Warrants is at the risk of the Warrantholder.  If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgement of receipt requested.

Fractional Underlying Shares

The Company will not be obliged to issue any fractional Underlying Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants.  To the extent that the holder of one or more Warrants would otherwise have been entitled to receive upon the exercise of a Warrant a fraction of an Underlying Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Underlying Shares.

Fractional New Warrants

The Company will not be obliged to issue any fractional New Warrants or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants.  To the extent that the holder of one or more Warrants would otherwise have been entitled to receive upon the exercise of a Warrant a fraction of a New Warrant, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to a whole number of New Warrants.

WARRANTHOLDER APPROVAL

Under the respective Warrant Indentures, the Warrant Amendment in respect of each series of Warrants must be passed by an extraordinary resolution of the Warrantholders of such series.  An extraordinary resolution must be passed by the affirmative votes of Warrantholders of such series representing not less than 66 2/3% of the Warrants of such series represented in person or by proxy at the Meeting and voted on by poll.

Pursuant to the requirements of the TSX, the Warrant Amendment in respect of each series of Warrants also requires the approval of a majority of the votes cast by Warrantholders of such series other than insiders of the Company that hold Warrants (the “Disinterested Warrantholders”).  As of July 7, 2008, insiders of the Company held an aggregate of 392,500 First Warrants, representing approximately 0.3% of the outstanding First Warrants and an aggregate of 430,000 Series A Warrants, representing approximately 1.1% of the outstanding Series A Warrants, which will be excluded for the purposes of the Disinterested Warrantholders’ vote.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Warrants represented by such form of proxy, properly executed, for the applicable extraordinary resolution concerning the Warrant Amendment in respect of such series of Warrants.

First Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the First Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.                                       the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “First Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated June 1, 2005 (the “First Warrant Indenture”), and the terms of the common share purchase warrants governed by the First Warrant Indenture (the “First Warrants”) in the manner described in the warrantholder management information circular of the Company dated July 7, 2008 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the First Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such First Supplemental Indenture;

2.                                       any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the First Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.                                       notwithstanding the passing of this resolution by the First Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the First Warrantholders not to proceed with the amendments to the First Warrant Indenture and the First Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

Series A Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the Series A Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.                                       the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “Series A Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated November 30, 2004 (the “Series A Warrant Indenture”), and the terms of the common share purchase warrants governed by the Series A Warrant Indenture (the “Series A Warrants”) in the manner described in the warrantholder management information circular of the Company dated July 7, 2008 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the Series A Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such Series A Supplemental Indenture;

2.                                       any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the

Series A Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.                                       notwithstanding the passing of this resolution by the Series A Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Series A Warrantholders not to proceed with the amendments to the Series A Warrant Indenture and the Series A Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

OTHER APPROVALS AND REGULATORY MATTERS

Shareholders’ Approval

Pursuant to the requirements of the TSX, the issuance of the New Warrants to be issued in connection with the exercise of Warrants requires the approval of a majority of the votes cast by the Shareholders, excluding insiders of the Company and Shareholders who are also Warrantholders (the “Disinterested Shareholders”) at a meeting of Shareholders (the “Shareholder Meeting”).  The Shareholder Meeting has been scheduled to be held on August 7, 2008.

Resale Restrictions

The Company filed a preliminary short form base shelf prospectus dated June 23, 2008 to qualify the distribution of the New Warrants in each of the provinces of Canada and in the United States under the multijurisdictional disclosure system. The Prospectus was also filed in the United States to register the New Warrants, the New Warrant Shares and the Underlying Shares. Pursuant to the Prospectus, the New Warrants to be issued upon the early exercise of the Warrants, the New Warrant Shares and the Underlying Shares will not be subject to resale restrictions in Canada or the United States, other than in respect of a resale that is a “control distribution” (as such term is defined in the Securities Act (Ontario)) in Canada.

Stock Exchange Listings

The Company has applied to list the New Warrants and the New Warrant Shares on the TSX.  Listing will be subject to the Company fulfilling all the listing requirements of the TSX.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Corporation since March 31, 2008, the date of the Company’s most recently filed financial statements.  The table should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the three months ended March 31, 2008, including the notes thereto, and management’s discussion and analysis of results of operations and financial condition available under the Company’s profile at www.sedar.com, filed on April 28, 2008.

($ in thousands)	As at March 31, 2008	As at March 31, 2008 After Giving Effect to the Exercise of the Warrants (1)(2)(3)

Debt	386,320	361,519
Shareholders’ equity
Common shares	500,585	651,818
Share purchase options	6,872	6,872
Restricted share units	452	452
Warrants	38,493	18,521
Retained earnings	236,586	236,586
Accumulated other comprehensive income	31,241	31,241
Total shareholders’ equity	814,229	945,490
Total capitalization	1,200,549	1,307,009

(1)                                  Adjusted for material changes to debt as follows:

March 31, 2008 original balance	$386,320
Farallon silver interest payments	65,000
Mercator silver interest payment	42,000
Aurcana silver interest payment	25,000
Repayments	(25,540)
Adjusted balance before giving effect to the exercise of the warrants	492,780
Proceeds from warrant exercise net of share issue costs	(131,261)
Adjusted balance after giving effect to the exercise of the warrants	$361,519

(2)                                  After deducting expenses of the distribution, estimated to be C$2.0 million.

(3)                                  Assumes the exercise of all Warrants.

ELIGIBILITY FOR INVESTMENT

Provided that the New Warrants and the New Warrant Shares are listed on a designated stock exchange, as defined in the Income Tax Act (Canada) (the “Tax Act”) (which includes the TSX), the New Warrants and the New Warrant Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations as of the date hereof generally applicable under the Tax Act to a Warrantholder arising from and relating to the Supplemental Indentures who exercises or disposes of Warrants and acquires, holds and disposes of Common Shares.  This summary is applicable to a Warrantholder who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with the Company and holds the Warrants, and will hold any Underlying Shares, New Warrants and New Warrant Shares, as capital property.  Generally, Warrants, Underlying Shares, New Warrants and New Warrant Shares will be considered to be capital property to a Warrantholder provided that the Warrantholder does not hold such securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  In this summary, all references to “Common Shares” shall be a reference to common shares of the Company, including New Warrant Shares and Underlying Shares, as applicable.

This summary is not applicable to (i) a Warrantholder that is a “financial institution” (for purposes of the mark-to-market rules) or a “specified financial institution”, (ii) a Warrantholder an interest in which is a “tax shelter investment” (all as defined in the Tax Act), or (iii) a Warrantholder that has made a functional currency reporting election for purposes of the Tax Act.  Such a Warrantholder should consult its own tax advisors.  In addition, this summary does not address the deductibility of interest by a Warrantholder who has borrowed money to acquire Warrants or Common Shares.

This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Income Tax Convention (1980) (the “Convention”) and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”).  This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard.  Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.  This summary also assumes the Warrant Amendments will be effected pursuant to the terms of the Supplemental Indentures.

This summary is not exhaustive of all possible Canadian federal tax considerations and is not intended to be legal or tax advice to any particular Warrantholder.  Warrantholders should consult their own tax advisors for advice with respect to the tax consequences based on their particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Warrants, New Warrants and Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars.  Amounts denominated in a foreign currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Warrantholders Resident in Canada

The following portion of the summary is generally applicable to a Warrantholder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a “Canadian Warrantholder”).  Certain Canadian Warrantholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat their Common Shares, and all other “Canadian securities” as defined in the Tax Act, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  This election does not apply to Warrants or New Warrants.

Amendment of Warrant Indentures

Although the matter is not free from doubt, the amendments contained in the Supplemental Indentures should not constitute substantial changes to the fundamental terms of the Warrants and accordingly should not result, in and of themselves, in a disposition of the Warrants by the Canadian Warrantholders for purposes of the Tax Act.

In the event that the amendments contained in the Supplemental Indentures are held to be so fundamental that their adoption results in a disposition of the Warrants and an acquisition of different warrants, then the Canadian Warrantholder would realize a capital gain (or a capital loss) for the year equal to the amount by which the proceeds of disposition of the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrants to the Canadian

Warrantholder.  In this case, the proceeds of disposition for the Warrants and the cost of any different warrants would be equal to the fair market value of the different warrants received in exchange at the time the Supplemental Indentures become effective.  The taxation of capital gains and capital losses is discussed below under the heading “Capital Gains and Capital Losses”.

The remainder of this summary assumes that the amendments contained in the Supplemental Indentures, in and of themselves, will not result in a disposition of the Warrants for purposes of the Tax Act.  If this assumption is not correct then the tax consequences to Canadian Warrantholders may be materially different.  Canadian Warrantholders should consult their own tax advisers.

Exercise of Warrants During the Early Exercise Period

No gain or loss will be realized by a Canadian Warrantholder upon the exercise of a Warrant during the Early Exercise Period.  When a Warrant is exercised during the Early Exercise Period and Common Shares are acquired, the cost to the Canadian Warrantholder of the Common Shares thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Shares upon exercise of the Warrant (also see discussion below under the heading “Receipt of New Warrants upon the Early Exercise of Warrants” for possible adjustments to the adjusted cost base of the Common Shares).  The cost to a Canadian Warrantholder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Canadian Warrantholder as capital property at the time of the exercise of the Warrant.

Receipt of New Warrants upon the Early Exercise of Warrants

Although the matter is not free from doubt, the receipt of the New Warrants by a Canadian Warrantholder who exercises Warrants during the Early Exercise Period should not constitute the receipt of an inducement payment within the meaning of paragraph 12(1)(x) of the Tax Act by the Canadian Warrantholder or otherwise be included in the income of a Canadian Warrantholder.  As a result, the cost of any New Warrants to a Canadian Warrantholder should be nil.  Subject to the comments below, if the receipt of the New Warrants were considered to be such an inducement payment, then Canadian Warrantholders generally will be required to include in income for the year an amount equal to the fair market value of the New Warrants received.  Generally, the amount of this income inclusion would be added to the adjusted cost base of the New Warrants held by the Canadian Warrantholder.  A Canadian Warrantholder may be entitled to make an election under subsection 53(2.1) of the Tax Act to reduce the adjusted cost base of their Common Shares rather than have an income inclusion under paragraph 12(1)(x).  Canadian Warrantholders should consult with their own tax advisors regarding the treatment of the receipt of the New Warrants upon the early exercise of Warrants and the possibility of making this tax election.

Exercise of Warrants and New Warrants after the Early Exercise Period

No gain or loss will be realized by a Canadian Warrantholder upon the exercise of a Warrant or a New Warrant after the Early Exercise Period.  When a Warrant or New Warrant is exercised after the Early Exercise Period, the Canadian Warrantholder’s cost of the Common Share acquired thereby will be the aggregate of the Canadian Warrantholder’s adjusted cost base of such Warrant or New Warrant, respectively, and the exercise price paid for the Common Share upon exercise of the Warrant or New Warrant, as the case may be.  The Canadian Warrantholder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Warrantholder of all Common Shares held by the Canadian Warrantholder as capital property immediately prior to such acquisition.

Expiry of Warrants and New Warrants

The expiry of a Warrant or a New Warrant will generally result in a capital loss to the Canadian Warrantholder equal to the adjusted cost base of the Warrant or the New Warrant, respectively, to the Canadian Warrantholder immediately before its expiry.

Subject to the discussion above under the heading “Receipt of New Warrants upon the Early Exercise of Warrants”, the cost of any New Warrants to a Canadian Warrantholder should be nil.  Consequently, no loss should be realized by a Canadian Warrantholder upon the expiry of a New Warrant.

Disposition of Warrants, New Warrants and Common Shares

In general, a disposition, or a deemed disposition, of a Warrant or New Warrant (other than on the exercise or expiry thereof) or of a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, New Warrant or Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant, New Warrant or Common Share, respectively.  The taxation of capital gains and capital losses is discussed below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of a capital gain must be included in income as a taxable capital gain for the year of the disposition.  One-half of a capital loss will be an allowable capital loss and normally may be deducted by the Canadian Warrantholder in computing income to the extent of any taxable capital gains for the year.  Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act).  Capital gains realized by a Canadian Warrantholder that is an individual, other than certain specified trusts, will be relevant in computing possible liability under the alternative minimum tax.

In general, in the case of a Canadian Warrantholder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances specified in the Tax Act.  Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A Canadian Warrantholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% in respect of its “aggregate investment income” for the year, which is defined in the Tax Act to include amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).  This refundable tax generally will be refunded to a corporate holder at the rate of C$1 for every C$3 of taxable dividends paid while it is a private corporation.

Dividends

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.  An enhanced gross-up and dividend tax credit will be available where the Company provides notice designating the dividend as an “eligible dividend” paid by the Company.  A Canadian Warrantholder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax may be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.  This refundable tax generally will be refunded to a corporate holder at the rate of C$1 for every C$3 of taxable dividends paid while it is a private corporation.

Warrantholders Resident in the United States

The following summary is generally applicable to Warrantholders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Warrants, New Warrants or Common Shares; (ii) do not use or hold the Warrants, New Warrants and Common Shares in carrying on a business in Canada; and (iii) are residents of the United States for purposes of the Convention (“U.S. Warrantholders”).  Special rules, which are not discussed in this summary, may apply to a U.S. Warrantholder that is an insurer carrying on business in Canada and elsewhere.

Amendment of Warrant Indentures

The Canadian federal income tax consequences to a U.S. Warrantholder resulting from the amendments to the Warrant Indentures are generally the same as those described above that apply to a Canadian Warrantholder.

Exercise of Warrants during the Early Exercise Period

The Canadian federal income tax consequences to a U.S. Warrantholder of the early exercise of the Warrants are generally the same as those described above that apply to a Canadian Warrantholder.

Receipt of New Warrants upon the Early Exercise of Warrants

A U.S. Warrantholder should not be subject to tax under the Tax Act in respect of the receipt of the New Warrants as consideration for the exercise of Warrants during the Early Exercise Period.

Disposition of Warrants, New Warrants and Common Shares

A U.S. Warrantholder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants, New Warrants or Common Shares provided that such securities do not constitute, and are not deemed to constitute, “taxable Canadian property” of the U.S. Warrantholder for purposes of the Tax Act.  Generally, Warrants, New Warrants and Common Shares will not constitute taxable Canadian property of a U.S. Warrantholder provided that (i) the Common Shares are listed on a designated stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants, New Warrants or Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Warrantholder, by persons with whom the U.S. Warrantholder did not deal at arm’s length, or by the U.S. Warrantholder together with such persons.

A U.S. Warrantholder’s capital gain (or capital loss) in respect of Warrants, New Warrants and Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under the headings “Warrantholders Resident in Canada — Disposition of Warrants, New Warrants and Common Shares”.

Even if the Warrants, New Warrants or Common Shares are taxable Canadian property to a U.S. Warrantholder, under the terms of the Convention the U.S. Warrantholder will still not be subject to tax under the Tax Act in respect of a capital gain on the disposition of such securities provided in the case of the Common Shares that the value of the Common Shares is not derived principally from real property situated in Canada at the time of disposition.  U.S. Warrantholders whose Warrants, New Warrants or Common Shares are taxable Canadian property should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Warrantholder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 15%.  This rate is reduced to 5% in the case of a U.S. Warrantholder that is a company that owns at least 10% of the voting shares of the Company.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to (a) the adoption of the Warrant Amendments and (b) the exercise, disposition, and lapse of the New Warrants and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the New Warrants.  This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed U.S. Treasury regulations, all as in effect as of the date hereof.  All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and describe herein.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Warrants, New Warrants, or Common Shares, as the case may be, that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (x) the administration of which is subject to the primary jurisdiction of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

If  a partnership is a beneficial owner of the Warrants, New Warrants or Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership that acquires New Warrants or Common Shares, you should consult your tax advisor regarding the tax consequences of (a) the adoption of the Warrant Amendments and (b) the exercise, disposition, and lapse of the New Warrants and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the New Warrants.

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular U.S. Holders in light of their particular circumstances, including investors subject to special tax rules, such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, broker-dealers, tax-exempt organizations, holders who own (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote, U.S. Holders that hold Warrants, New Warrants or Common Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax or investors that have a functional currency other than the U.S. dollar, all of which may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-U.S., state or local tax considerations.  This summary assumes that investors will hold their New Warrants and Common Shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code. Prospective investors are urged to consult their tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to (a) the adoption of the Warrant Amendments, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the New Warrants.

U.S. Federal Income Tax Consequences of the Adoption of the Warrant Amendments

Adoption of the Warrant Amendments

The U.S. federal income tax character of the adoption of the Warrant Amendments is uncertain.  Under general principles of U.S. federal income tax law, if the legal rights or obligations represented by the Warrants after the adoption of the Warrant Amendments differ materially in either kind or extent from the legal rights or obligations represented by the Warrants prior to the adoption of the Warrant Amendments, a U.S. Holder generally would be deemed to exchange “old” Warrants for “new” Warrants on the date of adoption of the Warrant Amendments.  Any such deemed exchange of “old” Warrants for “new” Warrants will qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code (a “Recapitalization”), and a U.S. Holder generally will recognize no gain or loss on such deemed exchange.  If there is no deemed exchange, there will be no U.S. federal income tax consequences.

U.S. Federal Income Tax Consequences of the Exercise, Disposition, and Lapse of New Warrants

Exercise of Warrants

Subject to the discussions below regarding the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period, a U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share.  A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  A U.S. Holder’s holding period for the Common Share received on the exercise of a Warrant should begin on the day after the date that such Warrant is exercised by such U.S. Holder.

The U.S. federal income tax consequences of the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period are uncertain.  The IRS may take the position that the New Warrant represents a fee for exercising the Warrant during the Early Exercise Period, in which case a U.S. Holder generally would recognize ordinary income in an amount equal to the fair market value of the New Warrant on the date of receipt.  Alternatively, the IRS may take the position that the receipt of a New Warrant should be treated as a distribution of a right to acquire stock under Section 305 of the Code, which, depending on the circumstances (for example, if cash is distributed to holders of the Common Shares within 36 months of the date the New Warrant is received), could result in a taxable distribution to a U.S. Holder, in an amount equal to the fair market value of the New Warrant on the date of distribution.  (See more detailed discussion of the rules applicable to distributions made by Silver Wheaton at “Distributions on Common Shares” below).  As an additional alternative, a U.S. Holder may be treated as simultaneously purchasing a Common Share and a New Warrant upon the exercise of a Warrant during the Early Exercise Period, in which case the U.S. Holder should not be required to recognize income or gain upon the receipt of the New Warrant.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period.

Disposition of New Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a New Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the New Warrant sold or otherwise disposed of.  Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” below, any such gain or loss generally will be capital gain or loss, and will be short-term or long-term depending on whether the New Warrants are held for more than one year.  Long-term capital gains of an individual taxpayer for taxable dispositions prior to January 1, 2011 will be taxed at a maximum rate of 15%.  For taxable dispositions after January 1, 2011, such long-term capital gains will be taxed at a maximum rate of 20%.  The deductibility of capital losses is subject to significant limitations.

Lapse of New Warrants

Upon the lapse or expiration of a New Warrant, a U.S. Holder should recognize a loss in an amount equal to such U.S. Holder’s tax basis in the New Warrant.  Any such loss generally will be a capital loss, and will be short-term or long-term depending on whether the New Warrants are held for more than one year.  The deductibility of capital losses is subject to significant limitations.

Adjustment to Conversion Ratio

Under the Internal Revenue Code, an adjustment to the number of Common Shares that will be issued on exercise of the New Warrants, or an adjustment to the exercise price of the New Warrants, may, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to Shareholders), be treated as a constructive distribution to a U.S. Holder of the New Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of Silver Wheaton.  See more detailed discussion of the rules applicable to distributions made by Silver Wheaton at “Distributions on Common Shares” below.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Common Shares

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company (PFIC) Considerations” below, the gross amount of any distribution paid by Silver Wheaton will generally be subject to U.S. federal income tax as dividend income to the extent paid out of Silver Wheaton’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receive the distribution.  Dividends paid by Silver Wheaton will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2011 from a “qualified foreign corporation” may be eligible for reduced rates of taxation (“qualified dividends”).  A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision.  The U.S. Treasury has determined that the income tax treaty between the United States and Canada meets these requirements, and Silver Wheaton believes it is eligible for the benefits of the income tax treaty between the United States and Canada.  A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States.  U.S. Treasury guidance indicates that Silver Wheaton’s Common Shares will be readily tradeable on an established securities market in the United States; however, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in future years.  Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends.  As discussed below in “Passive Foreign Investment Company (PFIC) Considerations,” Silver Wheaton does not expect to be treated as a PFIC, and accordingly, dividends paid on the Common Shares are expected to constitute qualified dividends.

Dividends received by a U.S. Holder with respect to Common Shares will constitute foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends paid by Silver Wheaton with respect to the Common Shares will, depending on a U.S. Holder’s circumstances, be “passive category” or “general category” income.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Common Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s federal income tax liability.  Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes.  The rules governing the foreign tax credit are complex and involve the application of rules that depend on each taxpayer’s particular circumstances.  Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that a distribution exceeds the amount of Silver Wheaton’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).  However, Silver Wheaton does not intend to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Silver Wheaton with respect to the Common Shares will constitute ordinary dividend income.

The gross amount of distributions paid in any foreign currency will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars.  If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions.  If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (PFIC) Considerations,” a U.S. Holder generally will recognize U.S. source capital gain or loss on the sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares.  Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Common Shares for more than one year at the time of the sale, exchange or other disposition.  Long-term capital gains of an individual taxpayer for taxable dispositions prior to January 1, 2011 will be taxed at a maximum rate of 15%.  For taxable dispositions after January 1, 2011, such long-term capital gains will be taxed at a maximum rate of 20%.  The deductibility of capital losses is subject to significant limitations.

If a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company (PFIC) Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC.  A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).  Special rules apply where a corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation (the “lower-tier corporation”).  For purposes of determining whether Silver Wheaton is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

Silver Wheaton does not currently expect to be treated as a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future, although there can be no assurances in this regard.  Accordingly, it is possible that Silver Wheaton may become a PFIC in the current taxable year or in future years.

In any given taxable year for which Silver Wheaton is classified as a PFIC, during which a U.S. Holder holds Common Shares, a U.S. Holder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of the Common Shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. Holder elects to be taxed currently, as discussed in “Mark-to-Market and QEF Elections” below.  An excess distribution generally would be any distribution to a U.S. Holder with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for the Common Shares.

In addition, certain special, generally adverse rules would apply to the Common Shares if Silver Wheaton is a PFIC.  For example, a U.S. holder that uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Notwithstanding any election made with respect to Common Shares, dividends received with respect to the Common Shares will not constitute “qualified dividend income” if Silver Wheaton is a PFIC in either the year of the distribution or the preceding taxable year.  Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Distributions on Common Shares.”  Instead, such dividends would be subject to tax at ordinary income rates.  If a U.S. Holder owns Common Shares during any year in which Silver Wheaton is a PFIC, such U.S. Holder must also file Internal Revenue Service Form 8621.

Mark-to-Market and QEF Elections

If the Common Shares are  “marketable stock” for purposes of the PFIC rules, a U.S. Holder may make an election to include gain or loss on the Common Shares as ordinary income or loss under a mark-to-market method of accounting.  The Common Shares would be marketable securities if they were regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the Secretary determines are adequate.  The New York Stock Exchange (the “NYSE”) meets this test, and Silver Wheaton believes that the TSX meets this test.  Accordingly, so long as the Common Shares are regularly traded on the TSX or NYSE a U.S. Holder should be able to make a mark-to-market election with respect to the Common Shares if Silver Wheaton is classified as a PFIC.

If a U.S. Holder chooses to make a mark-to-market election, such U.S. Holder must include in ordinary income for each taxable year for which the election is in effect, and during which Silver Wheaton is a PFIC, an amount equal to the excess, if any, of the fair market value of its Common Shares as of the close of the taxable year over its adjusted tax basis in the Common Shares.  In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains.  A U.S. Holder’s adjusted tax basis in its Common Shares will be increased by the income recognized under the mark-to-market election and decreased by deductions allowed under the election.  Gain upon an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Common Shares will be treated as an ordinary loss to the extent of any prior net mark-to-market gains.

A mark-to-market election applies to the taxable year in which the election is made and to each subsequent year, unless the Common Shares cease to be marketable (as described above) or the U.S. Internal Revenue Service consents to revocation of the election.  If a U.S. Holder does not make a mark-to-market election for the first year in which such Holder owns Common Shares and Silver Wheaton is a PFIC, the interest charge imposed under the Internal Revenue Code as described above will apply to any mark-to-market gain recognized in the later year that the election is first made over the fair market value of the Common Shares.  U.S. Holders are urged to consult their own tax advisors as to the consequences of making a mark-to-market election.

Under the Internal Revenue Code, a holder of shares of a PFIC may also make a qualifying electing fund (“QEF”) election with respect to shares of the PFIC.  In such a case, the shareholder is generally subject to tax on its pro rata share of the income and gains of the PFIC on a current basis, without regard to whether or not actual distributions are made by the PFIC, rather than being subject to the treatment described above in “Passive Foreign Investment Company (PFIC) Considerations.”  However, an election to treat Silver Wheaton as a QEF will not be available if Silver Wheaton does not provide the information necessary to make such an election.  It is not expected that a U.S. Holder will be able to make a QEF election because Silver Wheaton does not intend to provide U.S. Holders with the information necessary to allow the QEF election.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding Common Shares if Silver Wheaton is considered a PFIC in any taxable year.

U.S. Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are severe.  U.S. Holders of the Common Shares should consult with their own tax advisors regarding the requirements of filing information returns and mark-to-market elections.

Dividends and proceeds from the sale or other disposition of Common Shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless you are a corporation or other exempt recipient.  In addition, payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules.  Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”.  The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High	Low	Volume
	(C$)	(C$)

2007
January	12.78	10.50	18,023,163
February	13.05	11.35	19,579,018
March	11.70	10.41	20,416,619
April	13.34	10.73	32,800,239
May	13.75	11.28	30,325,062
June	12.89	11.50	21,628,753
July	15.56	12.64	27,244,468
August	14.65	10.45	27,057,900
September	14.40	11.90	21,713,461
October	15.99	13.12	25,643,137
November	16.75	14.02	27,064,738
December	17.37	13.83	19,123,869

2008
January	19.00	15.10	46,831,546
February	17.37	14.41	111,944,038
March	19.30	15.75	63,853,863
April	17.70	12.86	52,717,031
May	15.24	12.90	47,148,706
June	15.20	12.72	31,606,305
July (1)	15.35	14.05	3,079,092

(1)                                  July 2 to July 4, 2008.

First Warrants

The First Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT”.  The following table sets forth information relating to the trading of the First Warrants on the TSX for the months indicated.

Month	High	Low	Volume
	(C$)	(C$)

2007
January	1.85	1.45	1,807,026
February	1.90	1.57	1,539,125
March	1.70	1.40	2,493,452
April	1.92	1.43	6,831,426
May	1.95	1.50	2,875,605
June	1.80	1.52	6,578,954
July	2.34	1.73	3,263,307
August	2.15	1.36	2,921,966
September	2.10	1.61	1,979,830
October	2.39	1.85	2,417,032
November	2.64	2.05	9,064,454
December	2.68	2.00	6,631,370

2008
January	3.00	2.22	9,934,637
February	2.68	2.10	2,322,493
March	3.05	2.36	2,428,546
April	2.73	1.79	1,998,631
May	2.26	1.79	4,820,164
June	2.30	1.84	17,569,490
July (1)	2.30	2.10	315,325

(1)                                  July 2 to July 4, 2008.

Series A Warrants

The Series A Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT.A”.  The following table sets forth information relating to the trading of the Series A Warrants on the TSX for the months indicated.

Month	High	Low	Volume
	(C$)	(C$)

2007
January	1.68	1.26	1,207,804
February	1.74	1.32	1,420,575
March	1.46	1.21	551,921
April	1.66	1.30	1,505,200
May	1.74	1.33	1,733,910
June	1.60	1.29	816,657
July	2.05	1.54	959,478
August	1.88	1.15	707,789
September	1.91	1.45	894,250
October	2.10	1.57	794,221
November	2.32	1.76	2,945,416
December	2.44	1.74	2,252,607

2008
January	2.69	1.99	6,231,156
February	2.41	1.83	822,271
March	2.75	2.08	1,047,029
April	2.49	1.54	664,656
May	2.02	1.58	2,365,675
June	2.10	1.63	2,172,245
July (1)	2.11	1.93	14,000

(1)                                  July 2 to July 4, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Financial information is provided in the Company’s audited consolidated financial statements and the management’s discussion and analysis of results of operations and financial condition of the Company for the financial year ended December 31, 2007 and the Company’s unaudited interim consolidated financial statements and the management’s discussion and analysis of results of operations and financial condition of the Company for the three months ended March 31, 2008 which can be found on SEDAR at www.sedar.com.  Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 639-9504 or by e-mail at info@silverwheaton.com to request copies of these documents.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Warrantholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter D. Barnes”
Peter D. Barnes
Chief Executive Officer

Vancouver, British Columbia

July 7, 2008

SCHEDULE “A”

(See attached GMP Warrantholder Fairness Opinion.)

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8
Tel: (416) 367-8600 Fax: (416) 943-6160

www.gmpsecurities.com

GMP SECURITIES L.P. FAIRNESS OPINION

June 23, 2008

The Board of Directors of
Silver Wheaton Corp.
Suite 3150 - 666 Burrard Street
Vancouver, BC V6C 2X8

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Silver Wheaton Corp. (“Silver Wheaton” or the “Corporation”) is considering a transaction pursuant to which Silver Wheaton will amend (the “Warrant Amendments”) the terms of two series of issued and outstanding common share purchase warrants of the Corporation (the “Warrants”) listed on the Toronto Stock Exchange (the “TSX”).  We have been advised that the following table sets forth the details regarding the exercise price of each series of Warrants:

Series of Warrants	Expiry Dates	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	Aug. 5, 2009	0.2 Common Share	C$	0.80	C$	4.00
Series A Warrants	Nov. 30, 2009	0.2 Common Share	C$	1.10	C$	5.50

We understand that pursuant to the proposed Warrant Amendments and subject to the Corporation receiving all approvals, including the requisite approval of the holders of the Warrants (the “Warrantholders”) to amend the indentures that govern the Warrants (the “Warrant Indentures”) and the requisite approval of the shareholders of the Corporation (the “Shareholders”) to issue the New Warrants (as hereinafter defined), the Corporation will enter into supplemental warrant indentures (the “Supplemental Warrant Indentures”).  Under the terms of the Supplemental Warrant Indentures, each Warrant will entitle the holder thereof to acquire the number of underlying common shares of the Corporation otherwise issuable upon the exercise of the Warrants and a fraction of a “new” common share purchase warrant (a “New Warrant”) of the Corporation on the basis set forth in the table below, in the event that such Warrantholder exercises its Warrants during a period of 20 business days (the “Early Exercise Period”) following the date on which the Warrantholders approve the amendments to the Warrant Indentures:

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised
First Warrants	0.0148
Series A Warrants	0.0340

We further understand that each New Warrant will entitle the holder thereof to acquire one common share of the Corporation at a price of US$20.00 at any time prior to 5:00 p.m. (Vancouver time) on the date that is five years following the expiration of the Early Exercise Period, subject to adjustment in certain events and that the New Warrants will be issued under the terms of a new warrant indenture (the “New Warrant Indenture”).

The terms of the proposed Warrant Amendments are to be described in more detail in a management information circular to be sent to the Warrantholders (the “Warrantholders Information Circular”) and a management information circular to be sent to the Shareholders in connection with the Warrant Amendments and the issue of the New Warrants.

Engagement

GMP was formally engaged by the Corporation pursuant to a letter agreement dated June 19, 2008 (the “Engagement Agreement”).

Under the terms of the Engagement Agreement, GMP will provide the Corporation with various advisory services in connection with the Warrant Amendments.  Services to be provided relating to the Warrant Amendments include, among other things, the provision to the board of directors of the Corporation of an opinion (the “Fairness Opinion”) with respect to the fairness of the issue of the New Warrants, from a financial point of view, to Warrantholders (excluding insiders of the Corporation).

The Fairness Opinion has been prepared in accordance with disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of the Fairness Opinion.

GMP is acting as financial advisor to the Corporation and will receive a fee from the Corporation for its services, including the delivery of the Fairness Opinion.  GMP is also entitled to other fees in connection with the Warrant Amendments, some of which are subject to the successful completion of the Warrant Amendments.  In addition, GMP is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement.

GMP consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Warrantholders Information Circular and to the filing thereof, as necessary, by the Corporation with the securities commissions or similar regulatory authorities in each province of Canada, the Toronto Stock Exchange and the United States Securities and Exchange Commission.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Trust which is a publicly traded income trust listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada, London, United Kingdom and Geneva, Switzerland.  GMP is one of the largest independent Canadian investment banking firms involved in corporate finance, mergers & acquisitions, equity sales and trading and investment research.  As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions.  GMP is not in the business of providing auditing services and is not controlled by a financial institution.

Independence of GMP

GMP is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Silver Wheaton or any of its associates or affiliates and is not an advisor to any person or company other than to Silver Wheaton with respect to the Engagement Agreement.

GMP has acted as an underwriter to Silver Wheaton.  The most recent transaction for which GMP

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acted for Silver Wheaton was in January 2008, whereby GMP was a co-lead underwriter for a $1.6 billion secondary offering of common shares of the Corporation (“Common Shares”).  GMP also acted as lead underwriter for a $229 million secondary offering of Common Shares completed in December 2006 and for an offering of units of Silver Wheaton for gross proceeds of $100 million completed in December 2005.  GMP acted as lead agent to Silver Wheaton (then called “Chap Mercantile Inc.”) in a $70 million transaction, the net proceeds of which were used, in part, to pay the cash portion of the purchase price payable by Silver Wheaton to Wheaton River Minerals Ltd. in connection with the creation of Silver Wheaton as a “pure play” silver company.

GMP has not entered into any other agreements or arrangements with Silver Wheaton or any of its associates or affiliates with respect to any future dealings.  GMP may however, in the normal course of its business, provide financial advisory or investment banking services to Silver Wheaton or any of its associates or affiliates from time to time.  In addition, in the ordinary course of business, GMP may actively trade Common Shares and other securities of the Corporation for its own account and for the accounts of GMP customers and accordingly may, at any time, hold a long or short position in such securities.  As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or for its associates or affiliates, or with respect to the transaction contemplated by the Warrant Amendments.

Scope of Review

In connection with the Fairness Opinion, GMP has reviewed, considered and relied upon, among other things, the following:

1.                                      a draft copy of the preliminary base shelf short form prospectus dated June 23, 2008;

2.                                      a representation letter dated letter June 23, 2008 provided to GMP by senior management of Silver Wheaton (the “Certificate”);

3.                                      audited consolidated financial statements of the Corporation as at and for the financials years ended December 31, 2007, 2006 and 2005;

4.                                      management’s discussion and analysis of results of operations and financial condition of the Corporation for the financial year ended December 31, 2007;

5.                                      interim unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2008;

6.                                      management’s discussion and analysis of results of operations and financial condition of the Corporation for the three months ended March 31, 2008;

7.                                      the terms of the Warrants, including the respective Warrant Indentures and a draft copy dated June 23, 2008 of each Supplemental Warrant Indenture reflecting the Warrant Amendments;

8.                                      a draft of the New Warrant Indenture dated June 22, 2008;

9.                                      public information relating to the business, operations, financial performance and stock trading history of the Corporation;

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10.                                discussions with senior officers and directors of Silver Wheaton regarding the business plans, operations and financial projections for, and current financial position of Silver Wheaton, which discussions considered the consequences of both completing the Warrant Amendments and not completing the Warrant Amendments;

11.                                discussions with the legal counsel to the Corporation with respect to various matters relating to the Warrant Amendments;

12.                                a review of current capital market conditions (debt and equity);

13.                                a review of historical and current trading volumes of the Common Shares and the Warrants, and observations of their relative trading liquidity;

14.                                calculations of the Black-Scholes value of the Warrants, using a range of volatility assumptions;

15.                                public information with respect to other transactions of a comparable nature considered by GMP to be relevant;

16.                                a review of the financial and operating performances and market liquidity and multiples for Silver Wheaton and other selected public companies that GMP considered relevant; and

17.                                such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

GMP has not, to the best of its knowledge, been denied access by the Corporation to any information requested.  GMP did not meet with the auditor of the Corporation and has assumed the accuracy and fair presentation of the audited consolidated financial statements of the Corporation and the reports of the auditors thereon.

Assumptions and Limitations

With the approval of the Corporation and as provided for in the Engagement Agreement, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial information, business plans, forecasts and other information, data, advice, opinion or representations obtained by it from public sources or provided by the Corporation and its associates and affiliates and the respective directors, officers, agents, consultants, advisors and representatives thereof (collectively the “Information”) relating to Silver Wheaton and its associates and affiliates, or to the Warrant Amendments.  The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information.  In accordance with the terms of the Engagement Agreement, but subject to the exercise of professional judgement, and except as expressly described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Corporation have represented to GMP in the Certificate, among other things, that (i) the Information provided to GMP, directly or indirectly, orally or in writing by the Corporation or any of its associates or affiliates or their respective agents, consultants, advisors and representatives for the purpose of the Engagement Agreement, including in particular preparing the Fairness Opinion was, at the date the Information was provided to GMP, and is fairly and reasonably presented and is complete, true and correct in all material respects, and did not, and does not, contain any untrue

4

statement of a material fact (as such term is defined in the Securities Act (Ontario) in respect of the Corporation, its associates or affiliates, their respective securities or the Warrant Amendments or omit to state a material fact in respect of the Corporation, its associates or affiliates or the Warrant Amendments necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to forecasts, projections, estimates and budgets provided to GMP, they were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgements of management of Silver Wheaton or its associates and affiliates as to matters covered thereby and such forecasts, projections, estimates and budgets reasonably present the views of management of the financial prospects and forecasted performance of the Corporation and its associates and affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Silver Wheaton; and (iii) since the dates on which the Information was provided to GMP, there has been no material change or new material facts, financial or otherwise, relating to the business or affairs of the Corporation or any of its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact which is of a nature as to render any portion of the Information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing by the Corporation to GMP.

GMP has assumed that all conditions precedent to the completion of the transactions contemplated by the Warrant Amendments can be satisfied in the time required and that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Warrant Amendments can proceed as scheduled and without material additional cost to the Corporation or liability of the Corporation to third parties, that the procedures being followed to implement the Warrant Amendments are valid and effective and comply with all applicable laws and regulatory requirements, that all required documents will be distributed to Shareholders and Warrantholders in accordance with applicable laws and regulatory requirements and that the disclosure in such documents will be accurate and will comply with all applicable laws and regulatory requirements.  GMP has also assumed that only the New Warrants as per the transaction terms described in the Fairness Opinion will be issued to Warrantholders pursuant to the Warrant Amendments and that all draft documents referred to under “Scope of Review” above are accurate version, in all material respects, of the final form of such documents.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its associates and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management of the Corporation.  In its analyses and in preparing the Fairness Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions including the assumption that the trading price of the Common Shares will not change in any significant respect between the date hereof and the termination of the Early Exercise Period, and other matters, many of which are beyond the control of GMP or any party involved the transactions contemplated by the Warrant Amendments.

The Fairness Opinion is provided as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Fairness Opinion.

GMP has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the issue of any securities of the Corporation other than the New Warrants; (ii) an opinion as to the fairness of the transactions contemplated by the Warrant Amendments, from a financial point of view, to the Shareholders; (iii) an opinion as to the relative fairness of the issue of the New Warrants to,

5

among or as between holders of the Common Shares or the Warrants; (iv) an opinion concerning the future value or trading price of the any of the securities of Silver Wheaton, or of the securities of its associates or affiliates following the completion of the Warrant Amendments; (v) a formal valuation or appraisal of Silver Wheaton, any of its associates or affiliates or any of the assets or securities thereof (nor has GMP been provided with any such valuation); or (v) an opinion as to the process underlying the Warrant Amendments.  Furthermore, the Fairness Opinion is not, and should not be construed as, advice or a recommendation to any holder of Warrants or Common Shares as to whether or not such Warrants or Common Shares should be held, sold or exercised or to use the voting rights provided in respect of the Warrant Amendments to vote for or against the Warrant Amendments.

The conclusions of GMP as to the fairness, from a financial point of view, of the issue of the New Warrants to Warrantholders (excluding insiders of the Corporation) were based on its review of the Warrant Amendments taken as a whole, in the context of all of the matters described under the “Scope of Review” above, rather than on any particular element of the Warrant Amendments outside the context of the matters described under “Scope of Review” above.

The services of GMP and the Fairness Opinion have been provided solely to the board of directors of the Corporation in connection with the Warrant Amendments and, except as contemplated herein, may not be used by any other person or relied upon by any other person other than the board of directors of the Corporation and the Corporation without the express prior written consent of GMP.

GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by GMP, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Approach to Fairness

For the purposes of the Fairness Opinion, GMP considered that the issue of the New Warrants to Warrantholders would be fair, from a financial point of view, to Warrantholders (excluding insiders of the Corporation) if the probable aggregate value of the Common Shares underlying the Warrants and the New Warrants to be issued to Warrantholders following the completion of the transactions contemplated by the Warrant Amendments would exceed the probable aggregate value available to the Warrantholders in respect of the Warrants if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure.  GMP did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

Conclusion

Based on and subject to the foregoing and such other factors as GMP considered relevant, GMP is of the opinion that, as of the date hereof, the issue of the New Warrants to Warrantholders is fair, from a financial point of view, to Warrantholders (excluding insiders of the Corporation).

Yours very truly,

<signed>

GMP SECURITIES L.P.

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Any questions and requests for assistance may be directed to the Proxy & Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-879-7644

Email:  contactus@kingsdaleshareholder.com

Facsimile:  416-867-2271

Toll Free Facsimile:  1-866-545-5580

Outside North America, Banks and Brokers Call Collect:  416-867-2272

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FOR USE BY HOLDERS OF WARRANTS CUSIP NO. 828336 11 5

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF SILVER WHEATON CORP.

FOR USE AT A MEETING OF WARRANTHOLDERS TO BE HELD ON

AUGUST 7, 2008

The undersigned warrantholder(s) of SILVER WHEATON CORP. (the “Company”) hereby appoint(s) Peter Barnes, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Gary Brown, Chief Financial Officer of the Company, or in lieu of the foregoing,                             , to attend and vote on behalf of the undersigned at the Meeting of Warrantholders (the “Meeting”) of the Company to be held at the Company’s head office located at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, on Thursday, August 7, 2008 at 10:30 a.m. (Vancouver time) and at any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR ITEM (a) BELOW.  The undersigned specifies that all of the listed common share purchase warrants of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

(a)                                  FOR (    ) AGAINST (    ) a resolution approving the entering into by the Company of a supplemental warrant indenture (the “Supplemental Indenture”) with CIBC Mellon Trust Company of Canada, as warrant agent, for the purpose of amending the terms of the amended and restated common share warrant indenture between the Company and CIBC Mellon Trust Company dated June 1, 2005 (the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture, in the form of the resolution included in the accompanying management information circular of the Company dated July 7, 2008 mailed to the holders of such warrants; and

(b)                                 VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

Pursuant to the rules of the Toronto Stock Exchange, the resolution outlined in item (a) above is required to be passed by a disinterested vote of the holders of the Company’s listed common share purchase warrants, which shall exclude any votes cast by insiders (as such term is defined in the Securities Act (Ontario)) of the Company.

I/We authorize you to act in accordance with my/our instructions as set out above.

Number of warrants represented by this proxy

DATED this day of , 2008.

Signature of Warrantholder

Name of Warrantholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.                                       This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.                                       A warrantholder has the right to appoint a person (who need not be a warrantholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.                                       The warrants represented by this proxy will be voted in accordance with the instructions of the warrantholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the warrants shall be voted accordingly and where no choice is specified, the warrants shall be VOTED FOR the matter referred to in item (a).

4.                                       Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.                                       Please date the proxy.  If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.                                       This proxy ceases to be valid one year from its date.

7.                                       If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy,

in the envelope provided for that purpose, to:

CIBC Mellon Trust Company

Attention:  Proxy Department

PO Box 721

Agincourt, Ontario  M1S 0A1

Fax No.:  (416) 368-2502

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE

IN VOTING YOUR PROXY, PLEASE CONTACT:

KINGSDALE SHAREHOLDER SERVICES INC.

North American Toll-Free Phone:  1-866-879-7644

Email:  contactus@kingsdaleshareholder.com

FOR USE BY HOLDERS OF WARRANTS CUSIP NO. 828336 12 3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF SILVER WHEATON CORP.

FOR USE AT A MEETING OF WARRANTHOLDERS TO BE HELD ON

AUGUST 7, 2008

The undersigned warrantholder(s) of SILVER WHEATON CORP. (the “Company”) hereby appoint(s) Peter Barnes, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Gary Brown, Chief Financial Officer of the Company, or in lieu of the foregoing,                                            , to attend and vote on behalf of the undersigned at the Meeting of Warrantholders (the “Meeting”) of the Company to be held at the Company’s head office located at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, on Thursday, August 7, 2008 at 10:30 a.m. (Vancouver time) and at any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR ITEM (a) BELOW.  The undersigned specifies that all of the listed common share purchase warrants of the Company owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

(a)                                  FOR (    ) AGAINST (    ) a resolution approving the entering into by the Company of a supplemental warrant indenture (the “Supplemental Indenture”) with CIBC Mellon Trust Company of Canada, as warrant agent, for the purpose of amending the terms of the common share warrant indenture between the Company and CIBC Mellon Trust Company dated November 30, 2004 (the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture, in the form of the resolution included in the accompanying management information circular of the Company dated July 7, 2008 mailed to the holders of such warrants; and

(b)                                 VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

Pursuant to the rules of the Toronto Stock Exchange, the resolution outlined in item (a) above is required to be passed by a disinterested vote of the holders of the Company’s listed common share purchase warrants, which shall exclude any votes cast by insiders (as such term is defined in the Securities Act (Ontario)) of the Company.

I/We authorize you to act in accordance with my/our instructions as set out above.

Number of warrants represented by this proxy

DATED this day of , 2008.

Signature of Warrantholder

Name of Warrantholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.                                       This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.                                       A warrantholder has the right to appoint a person (who need not be a warrantholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.                                       The warrants represented by this proxy will be voted in accordance with the instructions of the warrantholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the warrants shall be voted accordingly and where no choice is specified, the warrants shall be VOTED FOR the matter referred to in item (a).

4.                                       Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.                                       Please date the proxy.  If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.                                       This proxy ceases to be valid one year from its date.

7.                                       If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy,

in the envelope provided for that purpose, to:

CIBC Mellon Trust Company

Attention:  Proxy Department

PO Box 721

Agincourt, Ontario  M1S 0A1

Fax No.:  (416) 368-2502

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE

IN VOTING YOUR PROXY, PLEASE CONTACT:

KINGSDALE SHAREHOLDER SERVICES INC.

North American Toll-Free Phone:  1-866-879-7644

Email:  contactus@kingsdaleshareholder.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO WARRANT HOLDERS

The following exhibits have been filed as part of this Schedule:

Exhibit	Description
4.1

Annual information form of the Registrant for the year ended December 31, 2007 dated March 28, 2008 (incorporated by reference in the Registrant’s Annual Report on Form 40-F filed with the Commission on April 1, 2008)

4.2

Audited consolidated balance sheets of the Registrant as at December 31, 2007 and 2006, and the consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007, together with the reports of independent registered chartered accountants thereon and the notes thereto (incorporated by reference in the Registrant’s Amendment No.  1 to Annual Report on Form 40-F filed with the Commission on April 10, 2008)

4.3

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the year ended December 31, 2007 (incorporated by reference in the Registrant’s Amendment No.  1 to Annual Report on Form 40-F filed with the Commission on April 10, 2008)

4.4

Interim unaudited consolidated financial statements of the Registrant as at and for the three months ended March 31, 2008, together with the notes thereto (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 29, 2008)

4.5

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the three months ended March 31, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 29, 2008)

4.6

Management information circular dated March 25, 2008 prepared in connection with the Registrant’s annual and special meeting of shareholders held on May 14, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 7, 2008)

4.7*	Management information circular dated July 7, 2008 prepared in connection with the special meeting of shareholders of the Corporation scheduled to be held on August 7, 2008
4.8	Material change report, dated December 31, 2007 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 7, 2008)
4.9	Material change report, dated February 5, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 8, 2008)
4.10	Material change report, dated February 19, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 19, 2008)
4.11	Material change report, dated May 16, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 21, 2008)
4.12	Material change report, dated June 26, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on June 26, 2008)

* To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.           Undertaking.

The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

The Issuer undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule.

Such information shall be set forth in amendments to this Schedule.

Item 2.            Consent to Service of Process.

Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

SIGNATURES

Silver Wheaton Corp. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SILVER WHEATON CORP.

By:	/s/ Peter D. Barnes
Name:	Peter D. Barnes
Title:	President and Chief Executive Officer

Dated: July 22, 2008

EXHIBIT INDEX

Exhibit	Description
4.1

Annual information form of the Registrant for the year ended December 31, 2007 dated March 28, 2008 (incorporated by reference in the Registrant’s Annual Report on Form 40-F filed with the Commission on April 1, 2008)

4.2

Audited consolidated balance sheets of the Registrant as at December 31, 2007 and 2006, and the consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007, together with the reports of independent registered chartered accountants thereon and the notes thereto (incorporated by reference in the Registrant’s Amendment No.  1 to Annual Report on Form 40-F filed with the Commission on April 10, 2008)

4.3

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the year ended December 31, 2007 (incorporated by reference in the Registrant’s Amendment No.  1 to Annual Report on Form 40-F filed with the Commission on April 10, 2008)

4.4

Interim unaudited consolidated financial statements of the Registrant as at and for the three months ended March 31, 2008, together with the notes thereto (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 29, 2008)

4.5

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the three months ended March 31, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 29, 2008)

4.6

Management information circular dated March 25, 2008 prepared in connection with the Registrant’s annual and special meeting of shareholders held on May 14, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 7, 2008)

4.7*	Management information circular dated July 7, 2008 prepared in connection with the special meeting of shareholders of the Corporation scheduled to be held on August 7, 2008
4.8	Material change report, dated December 31, 2007 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 7, 2008)
4.9	Material change report, dated February 5, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 8, 2008)
4.10	Material change report, dated February 19, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 19, 2008)
4.11	Material change report, dated May 16, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 21, 2008)
4.12	Material change report, dated June 26, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on June 26, 2008)

* To be filed by amendment.